AMENDMENT TO PORTFOLIO MANAGEMENT AGREEMENT

For The ESG Growth Portfolio

AMENDMENT made this 13th day of September, 2016, to the Portfolio Management Agreement (“Agreement”) made the 30th day of June, 2016, (“Effective Date”) between Cadence Capital Management LLC, a limited liability company organized under the laws of Delaware (“Portfolio Manager”), and The HC Capital Trust, a Delaware statutory trust (“Trust”).

Portfolio Manager and Trust agree that Schedule A of the Agreement is hereby replaced and superseded by the attached Schedule A.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed by their officers thereunto duly authorized as of the day and year first written above.

ATTEST:	Cadence Capital Management, LLC

	By:	/s/ Michael Skillman
Michael Skillman, Chief Executive Officer

ATTEST:	The HC Capital Trust
(on behalf of The ESG Growth Portfolio)

	By:	/s/ Colette Bergman
Colette Bergman, Vice President & Treasurer

SCHEDULE A – AMENDED SEPTEMBER 13, 2016

Portfolio Manager shall be entitled to receive fees at different annual rates, based on the asset class in which assets of the account are invested, as set forth below. In each case, the annual rate set forth is to be applied to the average daily net assets of that portion of the Account allocated to the designated asset class (“Designated Assets”).

Designated Asset Class	Fee will be computed:

Domestic Large Cap Equity Securities	At the rate of 0.09% of the net asset value of Designated Assets.

Domestic Small and Mid Cap Equity Securities	At the rate of 0.12% of the net asset value of Designated Assets.

Developed Markets International Equity Securities	At the rate of 0.14% of the net asset value of Designated Assets.

Emerging Markets International Equity Securities	At the rate of 0.18% of the net asset value of Designated Assets.